SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

HomeStreet, Inc.

(Name of Registrant as Specified In Its Charter)

Roaring Blue Lion Capital Management, L.P.

Blue Lion Opportunity Master Fund, L.P.

BLOF II LP

Charles W. Griege, Jr.

Ronald K. Tanemura

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4)	Proposed maximum aggregate value of transaction:

5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

3)	Filing Party:

4)	Date Filed:

EXPLANATORY NOTE

On June 10, 2019, Roaring Blue Lion Capital Management, L.P. (“Blue Lion”) announced that Charles W. Griege, Jr. (“Mr. Griege”) no longer intends to stand for election as a director of HomeStreet, Inc. (“HomeStreet” or the “Company”) at the 2019 annual meeting of shareholders of HomeStreet (the “Annual Meeting”). Therefore, Blue Lion is filing an amendment to its proxy statement herewith to reflect changes to its slate and the blue proxy card. The voting options for Proposal 1 have been revised to remove the option to vote for Mr. Griege so that shareholders only may vote for (or withhold votes for), if they so choose, Ronald K. Tanemura and the Company’s two nominees for election at the Annual Meeting other than Donald R. Voss. Except with respect to the withdrawal of Mr. Griege as a nominee and as otherwise provided herein, no other changes have been made to Blue Lion’s previously filed definitive proxy statement, which was filed with the Securities and Exchange Commission on May 16, 2019. If you have already submitted a blue proxy card or voting instruction form, your shares will still be voted as instructed except that any votes for Mr. Griege will be disregarded.

If you have any questions or need help voting your shares, please contact our proxy solicitor:

509 MADISON AVENUE

SUITE 1206

NEW YORK, NY 10022

Shareholders Call Toll Free: (800) 662-5200

Banks & Brokers Call Collect: (203) 658-9400

E-mail: BlueLion@morrowsodali.com

Form of Amended Blue Proxy Card

HOMESTREET, INC.

Proxy Card for 2019 Annual Meeting of Shareholders

Scheduled for June 20, 2019 (the “Annual Meeting”):

THIS PROXY SOLICITATION IS BEING MADE BY ROARING BLUE LION CAPITAL MANAGEMENT, L.P. AND CERTAIN OF ITS AFFILIATES (COLLECTIVELY, “BLUE LION”) AND THE INDIVIDUAL NAMED IN PROPOSAL 1 (THE “NOMINEE”)

THIS BOARD OF DIRECTORS OF HOMESTREET, INC. IS NOT SOLICITING THIS PROXY

The undersigned appoints Charles W. Griege, Jr. as attorney and agent with full power of substitution to vote all shares of common stock of HomeStreet, Inc., a Washington corporation (“HomeStreet” or the “Company”), that the undersigned would be entitled to vote at the Annual Meeting of Shareholders of the Company scheduled to be held at 10:00 a.m. Pacific Time on June 20, 2019, at the downtown Seattle Hilton Hotel, 1301 Sixth Avenue, Seattle, Washington 98101, including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority as to any and all other matters that may properly come before the meeting or any adjournment, postponement or substitution thereof that are unknown to Blue Lion a reasonable time before this solicitation.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any adjournments or postponements thereof).

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted in Proposal 1 “FOR ALL” of Ronald K. Tanemura and the Company’s two nominees for election other than Donald R. Voss, “AGAINST” Proposal 2, “FOR” Proposal 3, “AGAINST” Proposal 4, “FOR” Proposal 5, “FOR” Proposal 6, “FOR” Proposal 7, “FOR” Proposal 8, and at the discretion of the proxy holders with respect to such other matters as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by rule 14a-4(c) under the Securities Exchange Act of 1934, as amended. None of the matters currently intended to be acted upon pursuant to this proxy are conditioned on the approval of other matters. No assurance can be given that the Company’s nominees will serve if elected with the Nominee.

– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

INSTRUCTIONS: FILL IN VOTING BOXES “■” IN BLACK OR BLUE INK

We recommend that you vote “FOR ALL” of the Nominees below:

Proposal 1 – To elect Ronald K. Tanemura and the Company’s two nominees for election at the Annual Meeting other than Donald R. Voss, each to serve until the 2022 annual meeting of shareholders, or until their respective successors are elected and qualified.

FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
❑	❑	❑

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “For All Except” box above and write the name of the nominee(s) from which you wish to withhold in the space provided below.)

We recommend that you vote “AGAINST” Proposal 2:

	FOR	AGAINST	ABSTAIN
Proposal 2 – Company proposal to approve, on an advisory, non-binding basis, the compensation of the Company’s named executive officers.	❑	❑	❑

We recommend that you vote “FOR” Proposal 3:

	FOR	AGAINST	ABSTAIN
Proposal 3 – Company proposal to ratify, on an advisory (non-binding) basis, the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019.	❑	❑	❑

We recommend that you vote “AGAINST” Proposal 4:

	FOR	AGAINST	ABSTAIN
Proposal 4 – Company proposal to ratify an amendment to HomeStreet’s Bylaws to select Washington state as the exclusive forum for shareholder actions against HomeStreet, Inc.	❑	❑	❑

We recommend that you vote “FOR” Proposal 5:

	FOR	AGAINST	ABSTAIN
Proposal 5 – Company proposal to approve an amendment of HomeStreet’s Charter to declassify the Board and provide for the annual election of directors.	❑	❑	❑

We recommend that you vote “FOR” Proposal 6:

	FOR	AGAINST	ABSTAIN
Proposal 6 – Company proposal to approve an amendment to HomeStreet’s Charter to eliminate the supermajority shareholder vote requirement to approve major corporate changes.	❑	❑	❑

We recommend that you vote “FOR” Proposal 7:

	FOR	AGAINST	ABSTAIN
Proposal 7 – Our proposal to repeal any provision of HomeStreet’s Bylaws as of the date of effectiveness of this resolution that was not included in its Amended & Restated Bylaws adopted on July 26, 2018 and publicly filed with the Securities and Exchange Commission on July 31, 2018 and is inconsistent with or disadvantageous to the adoption of the proposals proposed by, or election of the nominees nominated by, Blue Lion Opportunity Master Fund, L.P. and its affiliates at the Company’s 2019 annual meeting of shareholders.	❑	❑	❑

We recommend that you vote “FOR” Proposal 8:

	FOR	AGAINST	ABSTAIN
Proposal 8 – Our proposal to request the Board to take all necessary steps to, among other things, as necessary, adopt as policy and amend the governing documents of the Company, to require henceforth that the Chair of the Board, whenever possible and without violating any existing agreement, be an independent member of the Board.	❑	❑	❑

Signature (Capacity)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.